MANAGEMENT DISCUSSION & ANALYSIS

June 30, 2020

July 30, 2020

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech® Inc. as at and for the six months ended June 30, 2020 and 2019, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2019. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including: our belief as to the potential of pelareorep, an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic; our expectation that we will not generate significant revenues until and unless pelareorep becomes commercially viable; our business strategy, goals and objectives for the development of pelareorep; our plan to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply; our plans respecting regulatory approval for pelareorep; our planned clinical development program, including the timing thereof; our expectations regarding enrollment under our various clinical trials and the intended and anticipated results, benefits and opportunities therefrom; our planned 2020 development activity for pelareorep, our 2020 manufacturing program; our anticipated 2020 expenses relating to clinical trials, manufacturing, intellectual property, research collaborations and other research and development and operating expenses; our plans respecting the maintenance of adequate cash reserves to support our planned activities; our plans for funding our capital expenditure requirements; our approach to foreign exchange risk mitigation; and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. We may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates, and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.

Pelareorep Development Update For 2020

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company. We have focused our research and development efforts on the development of pelareorep, an intravenously delivered immuno-oncolytic virus (IOV) with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we proactively manage all aspects of the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Potential Impact of COVID-19

During the first six months of 2020, there was a global outbreak of a novel coronavirus identified as as the SARS-coronavirus-2 (SARS-CoV-2) leading to the associated coronavirus infectious disease 2019 (“COVID-19”). In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures.

We have developed a robust business continuity plan to ensure the safety of patients, employees, and investigators, as well as the productivity of our clinical programs. We expect that the continued execution of this plan will allow us to build on the positive momentum of last quarter, despite any COVID-19-related challenges that may arise. Moving forward, we will remain in contact with all relevant stakeholders and will keep the market apprised of any new information that may impact clinical timelines.

The global outbreak of COVID-19 has also caused significant fluctuations in stock markets and global economic activity. The scale and duration of these developments remain uncertain and could affect our ability to finance our operations.

Clinical Trial Program

The ultimate objective of our clinical development plan is to obtain regulatory approval for pelareorep as quickly as possible and is based on the compelling efficacy data from previous studies in breast, multiple myeloma, and selected gastrointestinal cancers. Our clinical development program centers on key immunotherapy combinations. Specifically, immunotherapy combinations in which pelareorep has the potential to provoke a specific innate and adaptive immune responses when combined with checkpoint blockade therapy, chemotherapy and/or targeted therapies. Our focus is to deliver a demonstration of enhance antitumor efficacy with high profile checkpoint inhibitors as we believe this is the most immediately impactful clinical data and the most expeditious path to approval.

Second Quarter 2020 Developments

Clinical studies aiding registration program

Collaboration with Pfizer Inc. and Merck KGaA, Darmstadt, Germany: BRACELET-1 study
In June 2019, we entered into an agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to co-develop pelareorep in combination with paclitaxel and avelumab, a human anti-PD-L1 antibody, for the treatment of hormone-receptor positive, human epidermal growth factor 2-negative (HR+ / HER2-) metastatic breast cancer (mBC). The cost of this phase 2 clinical trial will be shared equally between Oncolytics and Pfizer. The study, known as BRACELET-1 (BReast cAnCEr with the Oncolytic Reovirus PeLareorEp in CombinaTion with anti-PD-L1 and Paclitaxel), is an open-label study planned to enroll 45 patients into three cohorts with 15 patients per cohort: paclitaxel alone, paclitaxel in combination with pelareorep, and paclitaxel in combination with both pelareorep and avelumab (Bavencio®). In October 2019, we announced our collaboration with PrECOG LLC, a leading cancer research network, in which PrECOG LLC will run the BRACELET-1 study.

The study will examine the expression of immune-related biomarkers to identify changes in T cell population between pre-treatment and on-therapy biopsies to confirm our previously identified biomarker and is designed to assess efficacy in terms of overall response rate at week 16 per RECIST 1.1 and iRECIST. The safety of the combination will also be evaluated. Similar to the AWARE-1 study (see below), the results of this study may provide an opportunity to add an arm to our proposed phase 3 study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination. Furthermore, the results of the BRACELET-1 study will provide important confirmatory data in the same patient population where we presented compelling mBC survival data at the 2017 AACR Annual Meeting. These endpoints, including the biomarker data, are expected to further de-risk our planned phase 3 registration study, permitting for a smaller study with a higher likelihood of clinical success.

In the second quarter of 2020, the first patient was dosed as we continued study initiating activities including selecting and readying additional clinical trial sites.

Collaboration with SOLTI: AWARE-1 study
In February 2019, we received approval for our AWARE-1 study, which was announced in September 2018, from the Spanish Agency for Medicine and Health Products. This clinical collaboration with SOLTI, an academic research group dedicated to breast cancer research, is a window of opportunity study in the neoadjuvant setting for breast cancer using pelareorep in combination with F. Hoffmann-La Roche (Roche)'s anti-PD-L1 checkpoint inhibitor, atezolizumab (Tecentriq®), which we are utilizing under our Master Clinical Supply Agreement with Roche. In July 2019, we announced preliminary trial data demonstrating viral replication and promotion of inflammation following systemic administration of pelareorep when combined with Tecentriq®. Early data suggest a correlation between high peripheral T cell clonality (our candidate biomarker) and beneficial changes within the tumor microenvironment.

The study plans to enroll 38 patients. Data generated from this study is intended to confirm that the virus is acting as a novel immunotherapy in breast cancer and to confirm biomarker data for breast cancer. The primary objective of this study is to supplement the existing randomized phase 2 results by providing key biomarker data points to enhance our probability of success in the phase 3 registration study. The results of this study may also provide an opportunity to add an arm to our proposed phase 3 study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination.

On May 26, 2020, we published an electronic-poster (ePoster) with clinical data from our AWARE-1 window-of-opportunity breast cancer study. The data demonstrated that pelareorep induced an adaptive immune response in the tumor microenvironment (TME) and highlighted the potential of a predictive biomarker (T cell clonality) to identify patients with breast cancer most likely to respond to pelareorep. The ePoster was presented as part of the European Society for Medical Oncology Breast Cancer Virtual Meeting. The results showed systemic delivery of pelareorep reached the primary breast cancer tumor target. Importantly, the large increase in CD8+ T cells was prognostic of positive treatment outcomes, and the increased expression of PD-L1 suggested a treatment synergy when combining pelareorep and anti-PD-L1 checkpoint inhibitors, such as Tecentriq®. The correlation between T cell clonality and tumor inflammation continued to show promise across multiple indications and increased our ability to identify patients likely to respond to treatment.

Title	Presenter	Location	Description/Conclusion
A window-of-opportunity study with atezolizumab and the oncolytic virus pelareorep in early breast cancer	Dr. Aleix Prat, Head of Medical Oncology at the Hospital Clínic of Barcelona, Associate Professor of the University of Barcelona and the Head of the Translational Genomics and Targeted Therapeutics in Solid Tumors Group at August Pi i Sunyer Biomedical Research Institute (IDIBAPS), et al.	European Society for Medical Oncology Breast Cancer Virtual Meeting
Key data and conclusions demonstrated:
–Intravenous systemic administration resulted in tumor cell-specific pelareorep replication
–All patients treated with pelareorep demonstrated an increase in CD8+ T cells as confirmed in tumor biopsies (range of 1.6-fold to 11.2-fold increase)
–All patients treated with pelareorep experienced an increase in the number of PD-L1 positive cells in their tumors in as early as three weeks after beginning treatment (range of 1.3-fold to 11.0-fold increase)
–Four out of six evaluated patients exhibited an increase in CelTIL, which is associated with favorable clinical response, the study's primary endpoint
–Peripheral T cell clonality correlated with changes in the TME and CelTIL, highlighting its potential as a compelling biomarker of pelareorep response in breast cancer

The study is continuing as planned, and we are expanding the number of clinical trial sites in an effort to offset any COVID-19 impact on enrollment. Therefore, at this time, we do not expect significant enrollment delays as a result of the COVID-19 pandemic.

Additional checkpoint inhibitor combinations

Triple-negative breast cancer study combining pelareorep and retifanlimab
On June 25, 2020, we announced an investigator-sponsored trial (IST) to be managed by Rutgers Cancer Institute of New Jersey. The phase 2 trial, known as IRENE (INCMGA00012 and the oncolytic virus pelareorep in metastatic triple-negative breast cancer), will investigate the use of pelareorep in combination with Incyte's anti-PD-1 checkpoint inhibitor retifanlimab (INCMGA00012) in patients with unresectable locally advanced or metastatic triple-negative breast cancer (TNBC). This single-arm, open-label, phase 2 study plans to enroll 25 patients and will be conducted at the Rutgers Cancer Institute of New Jersey and the Ohio State University Comprehensive Cancer Center.

The IRENE study represents an expansion of our lead breast cancer program into a new disease subtype (TNBC). In addition to investigating the safety and efficacy of pelareorep-anti-PD-1 combination treatment in TNBC patients, the study will also evaluate changes in PD-L1 expression and correlations between treatment outcomes and peripheral T cell clonality, a previously identified biomarker of pelareorep response that may enable the success of future pivotal studies by facilitating the patient selection process.

Pancreatic cancer study combining pelareorep and Keytruda®
During the second quarter of 2020, we continued patient enrollment and treatment in our IST supported by Merck Inc. (Merck), Northwestern University and Oncolytics. This study, an extension of our phase 1 study (REO 024), will investigate pelareorep in combination with Merck’s anti-PD1 checkpoint inhibitor Keytruda®, to treat second-line pancreatic cancer patients. The study plans to enroll approximately 40 patients.

On May 14, 2020, we published an abstract on treatment tolerability and efficacy in pancreatic cancer patients treated with pelareorep, in combination with pembrolizumab (Keytruda®) in connection with the American Society of Clinical Oncology (ASCO) Virtual Annual Meeting on May 29-31.

Title	Presenter	Location	Description/Conclusion
Pembrolizumab in combination with the oncolytic virus pelareorep in patients progressing on systemic chemotherapy for advanced pancreatic adenocarcinoma, a Phase II study	Devalingam Mahalingam, MD, Ph.D., Associate Professor of Medicine at Northwestern University Feinberg School of Medicine and a member of the Robert H. Lurie Comprehensive Cancer Center of Northwestern University	2020 American Society of Clinical Oncology (ASCO) Virtual Annual Meeting	Key data and conclusions demonstrated: Preliminary data indicate that the combination of pelareorep and pembrolizumab resulted in tumor-specific replication, a high degree of T cell repertoire turnover, and the creation of new T cell clones in the peripheral blood during treatment. The treatment was found to be well tolerated, with most treatment-related adverse events being grade 1 or 2. One patient achieved a partial response and three achieved stable disease, with an overall disease control rate of 30% in evaluable patients. The study will not proceed to stage 2 in unselected patients, however further evaluation of the anti-tumor activity of pelareorep and anti-PD-1 therapy is now planned in biomarker defined pancreatic patients in a subsequent study.

Multiple myeloma study combining pelareorep and Opdivo®
During the second quarter of 2020, we continued patient enrollment in the safety cohort of our IST with Emory University and the University of Utah investigating the combination of pelareorep and Bristol-Myers Squibb's anti-PD1 checkpoint inhibitor Opdivo® in 40 - 50 relapsed or refractory myeloma patients. The safety cohort will investigate the combination of a proteasome inhibitor with the checkpoint inhibitor prior to the addition of pelareorep.

Pre-clinical/Research collaborations

On April 2, 2020, we published positive clinical data in a peer-reviewed journal highlighting that the combination of FOLFIRI, bevacizumab and pelareorep was well tolerated, with promising efficacy signals in colorectal cancer patients with KRAS mutated tumors. The article, entitled "Elucidation of Pelareorep Pharmacodynamics in a Phase I Trial in Patients with KRAS Mutated Colorectal Cancer," authored by Dr. Sanjay Goel, Department of Medical Oncology, Montefiore Medical Center, Albert Einstein College of Medicine, Bronx, NY, et al., was published on March 10, 2020, in Molecular Cancer Therapeutics.

The study enrolled 36 patients with KRAS mutation in a dose-escalation trial, of which 30 patients were assessable for response. The combination of FOLFIRI, bevacizumab and pelareorep was well tolerated, with promising signals of efficacy. Six patients received the recommended phase 2 dose (RP2D), at which a 50% overall response rate and a median overall survival (OS) of 25.1 months were observed, which compares favorably to the historical OS of 13.5 months (an 86%

improvement). Among 30 evaluable patients, 6 (20%) had a partial response (PR) and 22 patients (73.3%) had stable disease (SD) as their best response, for a clinical benefit rate (PR + SD) of 93.3%.

Enhanced efficacy elicited by the administration of pelareorep was supported by evidence of an adaptive immune response occurring after each cycle of pelareorep treatment. Rapid maturation of dendritic cells was observed at 48 hours, from a baseline mean of 4.5% to a mean of 18.6% (4.1 fold change, p=0.000016), followed by an increase in absolute CD8 (2.4 fold change, p=0.00015) and CD4 (3.5 fold change, p=0.00015), on day 4. The most important observation was the activation of CD8 cells (CD8+ CD70+) on day 8, from a baseline mean of 1.5% to a mean of 18.8% (12.9 fold change, p=0.0009). These dramatic immune responses were only seen after pelareorep administration and not with the other medications alone, strongly suggesting that pelareorep is influencing these responses. In addition, on-treatment tumor biopsies revealed replicating virus (pelareorep), thereby demonstrating successful and efficient intravenous (systemic) delivery.

On May 29, 2020, we published an ePoster with clinical proof-of-concept data from our phase 1b study in carfilzomib-refractory multiple myeloma patients treated with pelareorep in combination with carfilzomib (Kyprolis®). Data presented in the ePoster demonstrated that the pelareorep-carfilzomib combination treatment resulted in selective replication of pelareorep in cancer cells and beneficial induction of an inflamed tumor environment associated with clinical responses. The ePoster was published and presented as part of the ASCO Virtual Annual Meeting.

Title	Presenter	Location	Description/Conclusion
Oncolytic virus pelareorep plus carfilzomib phase I trial in carfilzomib-refractory patients (NCI 9603): Responses with cytokine storm	Craig Hofmeister, M.D., MPH, Associate Professor, Department of Hematology and Medical Oncology Emory University School of Medicine	2020 American Society of Clinical Oncology (ASCO) Virtual Annual Meeting
Key data and conclusions demonstrated:
–Pelareorep targets and selectively replicates in multiple myeloma tumor cells
–Pelareorep, when combined with carfilzomib, activates a profound inflammatory response accompanied by a 50% ORR (overall response rate) and 83% CBR (clinical benefit rate)
–Three partial responses (PRs), one minimal response (MR), one stable disease (SD), and one progressive disease (PD) were achieved among patients with advanced and difficult-to-treat carfilzomib-refractory disease
–Significant and rapid T cell activation led to a single incidence of cytokine storm associated with tumor response after treatment with pelareorep and carfilzomib

Manufacturing and Process Development

During the second quarter of 2020, we began a current good manufacturing practices (cGMP) production run, performed stability testing from the product fill executed in the first quarter of 2020, and initiated distribution activities with the new product supply. As well, we continued our activities to maintain clinical and commercial production capabilities to manufacture pelareorep at the 100 liter scale. Ongoing bulk manufacture and expanded filling capabilities are both part of the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of our submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the second quarter of 2020, we had been issued over 396 patents including 49 US and 19 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

Public offering
During the three month period ending June 30, 2020, 213,181 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$191,863.

2018 U.S. "at-the-market" equity distribution agreement
During the three month period ending June 30, 2020, we sold 2,449,658 common shares for gross proceeds of US$4,242,011. We incurred share issue costs of $165,457.

2020 U.S. "at-the-market" equity distribution agreement
During the three month period ending June 30, 2020, we sold 314,109 common shares for gross proceeds of US$650,004. We incurred share issue costs of $215,365.

Financial Impact

We estimated at the beginning of the second quarter of 2020 that our cash requirements to fund our operations for the year will be between $20 - $22 million. We now expect our cash requirement for 2020 to be between $23 - $25 million. The increase is primarily due to increased directors and officers insurance premiums, increased investor relations activities, our need for additional cGMP production activity, additional U.S. personnel to implement our clinical program and our continued investment in business development activities. Our actual cash usage for the six month period ending June 30, 2020 was $10,213,888 for operating activities, $13,749 for the acquisition of property and equipment and $233,108 for the payment of office leases. Our net loss for the period was $6,427,753, which included a non-cash change in fair value of warrant derivative gain of $3,644,832 and a foreign exchange gain of $899,707 primarily due to unrealized translation gain on U.S. dollar denominated cash balances.
Cash Resources

We ended the second quarter of 2020 with cash and cash equivalents totaling $29,911,351 (see “Liquidity and Capital Resources”).

Subsequent Events

Between July 1, 2020 and July 30, 2020, we issued 831,957 common shares for gross proceeds of US$1,685,200 through our June 2020 ATM equity distribution agreement.

Pelareorep Development for the Remainder of 2020

Our planned 2020 development activity for pelareorep focuses on our clinical development plan along with our manufacturing and intellectual property programs. Our 2020 clinical objective is to incorporate our immuno-oncology combination strategy that includes checkpoint inhibitors, prove the usefulness of biomarkers across various indications, and combine with other anti-cancer agents as we develop our registration strategy and clinical protocol in preparation for a phase 3 clinical study in mBC. In the second half of 2020 and into the first half of 2021, we expect to initiate IRENE (a clinical study in TNBC), and announce final data related to the REO 024 extension combination study (a clinical study in pancreatic cancer). While we are making every effort to maintain the timing of our future milestones, the full impact of the COVID-19 pandemic on these milestones is not known. Patient safety is our foremost concern and we will provide updates as they become known.

Our 2020 manufacturing program includes completing production of 100-liter cGMP batches along with the related analytical testing and product filling, as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. These activities are consistent with our process validation master plan. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2020 will be approximately $23 - $25 million but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Second Quarter Results of Operations
(for the three months ended June 30, 2020 and 2019)

Net loss for the three month period ended June 30, 2020 was $6,827,415 compared to $5,253,851 for the three month period ended June 30, 2019. Net loss for the three month period ended June 30, 2020 included a non-cash change in fair value of warrant derivative loss of $507,150 and a foreign exchange loss of $805,098 primarily due to unrealized translation loss on U.S. dollar denominated cash balances.

Research and Development Expenses (“R&D”)

	2020 $	2019 $
Clinical trial expenses	447,129	443,874
Manufacturing and related process development expenses	879,698	2,020,630
Intellectual property expenses	161,426	136,459
Research collaboration expenses	162,289	35,857
Other R&D expenses	757,124	673,980
Share based payments	91,462	99,108
Research and development expenses	2,499,128	3,409,908

Clinical Trial Expenses

	2020 $	2019 $
Clinical trial expenses	447,129	443,874

Our clinical trial expenses for the second quarter of 2020 were $447,129 compared to $443,874 for the second quarter of 2019. In the second quarters of 2020 and 2019, our clinical trial program activities related primarily to the preparation and development of our breast cancer registration study. In the second quarter of 2020, these costs included continued patient enrollment and treatment as well as data analysis for our AWARE-1 study and our portion (net of Pfizer's contribution) of trial initiation activities and patient enrollment and treatment related to the BRACELET-1 study. In the second quarter of 2019, these costs included patient enrollment and treatment for our AWARE-1 study, costs to complete our supporting regulatory documents and key opinion leader activities.

In the second quarter of 2020, in addition to activities related to our breast cancer program, we also incurred costs related to data management consultants and our Opdivo® combination study. In the second quarter of 2019, our other clinical activities included close out costs related to our fully enrolled legacy clinical trials and costs related to patient enrollment and/or treatment in our checkpoint inhibitor pancreatic cancer study investigating Keytruda® in combination with pelareorep.

Manufacturing & Related Process Development Expenses (“M&P”)

	2020 $	2019 $
Product manufacturing expenses	836,321	1,975,391
Process development expenses	43,377	45,239
Manufacturing and related process development expenses	879,698	2,020,630

Our M&P expenses for the second quarter of 2020 were $879,698 compared to $2,020,630 for the second quarter of 2019. During the second quarter of 2020, our product manufacturing costs primarily related to the start of a cGMP production run as well as shipping and storage costs of our bulk and vialed product. During the second quarter of 2019, our product manufacturing costs primarily related to an engineering production run and shipping and storage costs of our bulk and vialed product.

Our process development expenses for the second quarter of 2020 focused on stability studies and analytical development, and for the second quarter of 2019 focused on analytical development.

Intellectual Property Expenses

	2020 $	2019 $
Intellectual property expenses	161,426	136,459

Our intellectual property expenses for the second quarter of 2020 were $161,426 compared to $136,459 for the second quarter of 2019. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the second quarter of 2020, we had been issued over 396 patents including 49 US and 19 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2020 $	2019 $
Research collaboration expenses	162,289	35,857

Our research collaboration expenses were $162,289 for the second quarter of 2020 compared to $35,857 for the second quarter of 2019. Our research collaborations in the second quarters of 2020 and 2019 included studies investigating the interaction of the immune system and pelareorep.

Other Research and Development Expenses

	2020 $	2019 $
R&D salaries and benefits	687,864	606,466
Other R&D expenses	69,260	67,514
Other Research and Development expenses	757,124	673,980

Our Other Research and Development expenses were $757,124 for the second quarter of 2020 compared to $673,980 for the second quarter of 2019. The change in R&D salaries and benefits in the second quarter of 2020 compared to the second quarter of 2019 was as a result of adding personnel to support our clinical program, partly offset by personnel cost recovery from Pfizer related to BRACELET-1.

Our Other R&D expenses in the second quarter of 2020 remained consistent with the second quarter of 2019 primarily due to recruitment related costs incurred in the second quarter 2020 as we look to expand our U.S. personnel largely offset by lower R&D travel compared to the second quarter of 2019 as a result of COVID-19.

Share Based Payments

	2020 $	2019 $
Share based payments	91,462	99,108

Non-cash share based payment expenses for the second quarter of 2020 were $91,462 compared to $99,108 for the second quarter of 2019. We incurred share based payment expenses associated with the vesting of options and share awards to officers and employees.

Operating Expenses

	2020 $	2019 $
Public company related expenses	1,899,491	798,605
Office expenses	865,186	724,304
Depreciation - property and equipment	22,584	25,369
Depreciation - right-of-use assets	92,133	90,906
Share based payments	169,178	161,076
Operating expenses	3,048,572	1,800,260

Our operating expenses for the second quarter of 2020 were $3,048,572 compared to $1,800,260 for the second quarter of 2019. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. Our public company related expenses were $1,899,491 for the second quarter of 2020 compared to $798,605 for the second quarter of 2019. The change in our public company related expenses in the second quarter of 2020 was primarily due to an increase in investor relations and business development activities, as well as an increase in insurance premiums. This is partly offset by decreased travel activities as a result of COVID-19.

Office expenses include compensation costs (excluding share based payments), rent related to short term leases and other office related costs. During the second quarter of 2020, our office expenses were $865,186 compared to $724,304 for the second quarter of 2019. The change was primarily related to costs associated with changes in personnel.

Non-cash share based payment expenses in the second quarter of 2020 were $169,178 compared to $161,076 in the second quarter of 2019. We incurred share based payment expenses associated with the vesting of granted options and share awards to officers, employees, consultants and independent board members.

Change in Fair Value of Warrant Derivative

We issued warrants in connection with our August 2019 underwritten public offering. Warrants issued with an exercise price denominated in a foreign currency are reported as a liability until they are exercised or expire. These warrants are adjusted to fair value at each exercise date and at each reporting period and any change in fair value is recorded in the consolidated statements of loss and comprehensive loss. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows.

	2020 $	2019 $
Change in fair value of warrant derivative	(507,150)	—

In the second quarter of 2020, we recognized a loss of $507,150 on the change in fair value of our warrant derivative compared to nil in the second quarter of 2019. The change in fair value in the second quarter of 2020 was as a result of several factors including changes in the market price of our shares to US$1.88 on June 30, 2020 from US$1.38 on March 30, 2019, and the revaluation on warrants exercised.

Foreign Exchange Loss

	2020 $	2019 $
Foreign exchange loss	(805,098)	(99,040)

Our foreign exchange loss was $805,098 for the second quarter of 2020 compared to $99,040 for the second quarter of 2019. The foreign exchange loss incurred in the second quarter of 2020 was primarily due to unrealized translation loss on U.S. dollar denominated cash balances. The foreign exchange loss incurred in the second quarter of 2019 was primarily due to unrealized translation loss on U.S dollar denominated cash balances, partly offset by unrealized translation gain on U.S. denominated accounts payable.

Results of Operations
(for the six month period ending June 30, 2020 and 2019)

Net loss for the six month period ending June 30, 2020 was $6,427,753 compared to $10,192,602 for the six month period ending June 30, 2019. Net loss for the six month period ended June 30, 2020 included a non-cash change in fair value of warrant derivative gain of $3,644,832 and a foreign exchange gain of $899,707 primarily due to unrealized translation gain on U.S. dollar denominated cash balances.

Research and Development Expenses (“R&D”)

	2020 $	2019 $
Clinical trial expenses	1,085,641	1,271,052
Manufacturing and related process development expenses	1,346,675	2,940,735
Intellectual property expenditures	587,585	605,832
Research collaboration expenses	205,476	70,833
Other R&D expenses	1,606,488	1,349,759
Share based payments	196,909	223,599
Research and development expenses	5,028,774	6,461,810

Clinical Trial Program

	2020 $	2019 $
Clinical trial expenses	1,085,641	1,271,052

Our clinical trial expenses were $1,085,641 for the six month period ending June 30, 2020 compared to $1,271,052 for the six month period ending June 30, 2019. Our clinical trial activities related primarily to the preparation and development of our breast cancer registration program. During the six month period ending June 30, 2020, these costs included continued patient enrollment and treatment as well as data analysis for our AWARE-1 study and our portion (net of Pfizer's contribution) of trial initiation activities and patient enrollment and treatment related to the BRACELET-1 study. During the six month period ending June 30, 2019, these costs included startup activities and patient enrollment and treatment for our AWARE-1 study as well as costs to complete our supporting regulatory documents and key opinion leader activities.

During the six month period ending June 30, 2020, in addition to activities related to our breast cancer program, we also incurred consulting costs related to data management, close out costs related to our fully enrolled legacy clinical trials and costs related to our Opdivo® combination study. During the six month period ending June 30, 2019, our other clinical activities included patient enrollment and/or treatment in our checkpoint inhibitor pancreatic cancer study investigating Keytruda® in combination with pelareorep.

We still expect our clinical trial expenses to increase in 2020 compared to 2019. During 2020, we expect to make significant progress in the development of our registration program, generate clinical data with checkpoint inhibitors and prove the effectiveness of biomarkers across various indications.

Manufacturing & Related Process Development (“M&P”)

	2020 $	2019 $
Product manufacturing expenses	1,272,181	2,828,834
Process development expenses	74,494	111,901
Manufacturing and related process development expenses	1,346,675	2,940,735

Our M&P expenses for the six month period ending June 30, 2020 were $1,346,675 compared to $2,940,735 for the six month period ending June 30, 2019. During the six month period ending June 30, 2020, our product manufacturing costs primarily related to the start of a cGMP production run, a product fill and the associated consulting and testing expenses, as well as shipping and storage costs of our bulk and vialed product. During the six month period ending June 30, 2019, our product manufacturing costs primarily related to the completion of training and engineering production runs as well as shipping and storage costs of our bulk and vialed product.

Our process development expenses for the six month period ending June 30, 2020 were $74,494 compared to $111,901 for the six month period ending June 30, 2019. During the six month period ending June 30, 2020, our process development activities focused on stability studies and analytical development. During the six month period ending June 30, 2019, our process development activities focused on analytical development studies.

We still expect our M&P expenses for 2020 to increase compared to 2019. For the remainder of 2020, we expect to complete our ongoing and additional cGMP production activity, fill, label and store sufficient product as well as continue to perform analytical development and other non-clinical projects to support our clinical development program and other collaborative requirements.

Intellectual Property Expenses

	2020 $	2019 $
Intellectual property expenses	587,585	605,832

Our intellectual property expenses for the six month period ending June 30, 2020 were $587,585 compared to $605,832 for the six month period ending June 30, 2019. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the six month period ending June 30, 2020, we had been issued over 396 patents including 49 U.S. and 19 Canadian patents, as well as issuances in other jurisdictions.

We still expect our intellectual property expenses will remain consistent in 2020 compared to 2019.

Research Collaborations

	2020 $	2019 $
Research collaborations	205,476	70,833

Our research collaboration expenses for the six month period ending June 30, 2020 were $205,476 compared to $70,833 for the six month period ending June 30, 2019. During the six month periods ending June 30, 2020 and 2019, our research collaborations included studies investigating the interaction of the immune system and pelareorep.

We still expect that our research collaborations in 2020 will increase compared to 2019. We expect to complete our ongoing collaborative program carried over from 2019 and will continue to be selective in the types of new collaborations we enter into in 2020.

Other Research and Development Expenses

	2020 $	2019 $
R&D salaries and benefits	1,393,891	1,239,024
Other R&D expenses	212,597	110,735
Other Research and Development expenses	1,606,488	1,349,759

Our Other Research and Development expenses for the six month period ending June 30, 2020 were $1,606,488 compared to $1,349,759 for the six month period ending June 30, 2019. The change was as a result of adding personnel to support our clinical program, partly offset by personnel cost recovery from Pfizer related to BRACELET-1.

The change in Other R&D expenses for six month period ending June 30, 2020 compared to the six month period ending June 30, 2019 was primarily due to recruitment related costs incurred in 2020 as we look to expand our U.S. personnel.

We still expect our Other Research and Development expenses in 2020 to increase compared to 2019 as a result of our need for additional U.S. personnel to implement our clinical program and foreign exchange movements related to the strengthening of the U.S. dollar compared to the Canadian dollar.

Share Based Payments

	2020 $	2019 $
Share based payments	196,909	223,599

During the six month period ending June 30, 2020, our non-cash share based payment expenses were $196,909 compared to $223,599 for the six month period ending June 30, 2019. We incurred share based payment expenses associated with the vesting of options and share awards to officers and employees.

Operating Expenses

	2020 $	2019 $
Public company related expenses	3,797,179	1,565,925
Office expenses	1,559,460	1,433,253
Depreciation - property and equipment	45,629	73,707
Depreciation - right-of-use assets	183,156	181,679
Share based payments	456,536	337,508
Operating expenses	6,041,960	3,592,072

Our operating expenses for the six month period ending June 30, 2020 were $6,041,960 compared to $3,592,072 for the six month period ending June 30, 2019. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. During the six month period ending June 30, 2020, our public company related expenses were $3,797,179 compared to $1,565,925 for the six month period ending June 30, 2019. The change was due to increased investor relations and business development activities and the associated professional expenses, as well as an increase in insurance premiums. This is partly offset by decreased travel expenses as a result of COVID-19.

Office expenses include compensation costs (excluding share based payments), rent related to short term leases and other office related costs. During the six month period ending June 30, 2020, we incurred office expenses of $1,559,460 compared to $1,433,253 during the six month period ending June 30, 2019. The change was primarily related to costs associated with changes in personnel.

During the six month period ending June 30, 2020, our non-cash share based payment expenses were $456,536 compared to $337,508 for the six month period ending June 30, 2019. We incurred share based payment expenses associated with the vesting of granted options and share awards to officers, employees, consultants and independent board members.

We still expect our operating expenses in 2020 to increase compared to 2019 primarily as a result of our continued investment in business development activities, increased insurance premiums, and increased investor relations activities.

Change in Fair Value of Warrant Derivative

We issued warrants in connection with our August 2019 underwritten public offering. Warrants issued with an exercise price denominated in a foreign currency are reported as a liability until they are exercised or expire. These warrants are adjusted to fair value at each exercise date and at each reporting period and any change in fair value is recorded in the consolidated statements of loss and comprehensive loss. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows.

	2020 $	2019 $
Change in fair value of warrant derivative	3,644,832	—

During the six month period ending June 30, 2020, we recognized a gain of $3,644,832 on the change in fair value of our warrant derivative compared to nil for the six month period ending June 30, 2019. The change in fair value during the six month period ending June 30, 2020 was as a result of several factors including changes in the market price of our shares to US$1.88 on June 30, 2020 from US$4.76 on December 31, 2019, and the revaluation on warrants exercised.

Foreign Exchange Gain (Loss)

	2020 $	2019 $
Foreign exchange gain (loss)	899,707	(244,058)

Our foreign exchange gain for the six month period ending June 30, 2020 was $899,707 compared to a loss of $244,058 for the six month period ending June 30, 2019. The foreign exchange gain incurred during the six month period ending June 30, 2020 was primarily due to unrealized translation gain on U.S dollar denominated cash balances. The foreign exchange loss incurred during the six month period ending June 30, 2019 was primarily due to unrealized translation loss on U.S dollar denominated cash balances, partly offset by unrealized translation gain on U.S. denominated accounts payable.
Commitments

As at June 30, 2020, we were committed to payments totaling approximately $5,548,612 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years. All of these committed payments are considered to be part of our normal course of business.

Our commitments include one-half of the committed payments related to our collaboration with Merck KGaA, Darmstadt, Germany, and Pfizer Inc ("Pfizer"), known as BRACELET-1, as the cost of this phase 2 clinical trial will be shared equally between Oncolytics and Pfizer. As at June 30, 2020, we recorded nil (December 31, 2019 - US$1,500,000) in other receivables related to an upfront payment of BRACELET-1 cost from Pfizer per the terms of the collaboration agreement with US$345,250 (December 31, 2019 - US$652,306) in other liabilities representing future trial costs to be incurred.

Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 5 years. We currently do not have leases with variable lease payments, residual value guarantees, extension or termination options, or leases not yet commenced to which we are committed.

Our total undiscounted lease liability as at June 30, 2020 is as follows:

Maturity analysis - contractual undiscounted cash flows
June 30, 2020
Less than one year	335,250
One to five years	17,617
More than five years	—
Total undiscounted lease liability as at June 30, 2020	352,867

Summary of Quarterly Results

	2020		2019				2018
	June	Mar	Dec	Sept	June	Mar	Dec	Sept
Revenue	—	—	—	—	—	—	—	—
Net (loss) income(1)(2)	(6,827)	400	(19,402)	(3,529)	(5,254)	(4,939)	(4,819)	(3,336)
Basic (loss) earnings per common share(1)(2)	$(0.17)	$0.01	$(0.71)	$(0.16)	$(0.26)	$(0.27)	$(0.28)	$(0.20)
Diluted loss per common share(3)	$(0.17)	$(0.04)	$(0.71)	$(0.16)	$(0.26)	$(0.27)	$(0.28)	$(0.20)
Total assets(4)	34,604	34,553	19,658	16,285	15,302	16,461	14,865	18,150
Total cash(4)	29,911	30,567	14,148	12,299	12,276	14,214	13,700	16,214
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)Included in consolidated net (loss) income and (loss) earnings per common share between June 2020 and July 2019 are non-cash change in fair value of warrant derivative (loss) gain of $(507,150), $4,151,982, $(12,486,310) and $(122,498), respectively. There was no change in fair value of warrant derivative gain (loss) between June 2019 and July 2018.
(2)Included in net (loss) income and (loss) earnings per common share between June 2020 and July 2018 are quarterly share based payment expenses of $260,640, $392,805, $658,662, $250,384, $260,184, $300,923, $483,016, and $236,607, respectively.
(3)Q1 2020 included the effect of dilutive warrant derivative, stock options and share awards. For all other periods presented, the effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.
(4)We issued 8,622,378 common shares for net cash proceeds of $25.1 million in 2020 (2019 - 14,798,704 common shares for net cash proceeds of $21.5 million).
(5)We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources

2020 Financing Activities

Public offering
During the six month period ending June 30, 2020, 1,418,369 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$1,276,532.

2018 U.S. "at-the-market" equity distribution agreement
During the six month period ending June 30, 2020, we sold 6,741,518 common shares for gross proceeds of US$17,538,342. We incurred share issue costs of $856,754.

2020 U.S. "at-the-market" equity distribution agreement
During the six month period ending June 30, 2020, we sold 314,109 common shares for gross proceeds of US$650,004. We incurred share issue costs of $215,365.

2019 Financing Activities

Common Stock Purchase Agreement
During the six month period ending June 30, 2019, we sold 1,379,024 common shares for gross proceeds of US$2,663,768 and issued 11,348 commitment shares. The commitment shares have been valued at fair value of US$21,998 and have been recorded as share issue costs in addition to cash share issue costs of $3,757.

2018 U.S. "at-the-market" equity distribution agreement
During the six month period ending June 30, 2019, we sold 1,543,829 common shares for gross proceeds of US$2,984,586. We incurred share issue costs of $154,697.

Liquidity

As at June 30, 2020, we had cash and cash equivalents and working capital positions as follows:

	June 30, 2020 $	December 31, 2019 $
Cash and cash equivalents	29,911,351	14,148,021
Working capital position	30,612,745	14,570,105

We do not have any debt other than trade accounts payable and lease liabilities, and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On June 12, 2020, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 12, 2022.

Our Base Shelf allowed us to enter into our ATM equity offering sales agreement in June 2020 (see Note 5 of our interim consolidated financial statements). We will use this equity arrangement to assist us in achieving our capital objective. This arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We anticipate that the expected cash usage from our operations in 2020 will be between $23 - $25 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations to the end of 2020. Factors that will affect our anticipated cash usage in 2020, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2020.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, other receivables, other liabilities, accounts payable and warrant derivative. As at June 30, 2020, the carrying amount of our cash and cash equivalents, other receivables, other liabilities and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at June 30, 2020, the fair value of our warrant derivative was $402,013 (December 31, 2019 - $8,508,764).

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, British pound and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2020 by approximately $180,000. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net comprehensive loss in 2020 by approximately $27,000. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net comprehensive loss in 2020 by approximately $29,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Balances in foreign currencies at June 30, 2020 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	19,181,569	89,937	38,074
Accounts payable and other liabilities	(842,177)	(145,032)	(296,858)
Warrant derivative	(294,990)	—	—
	18,044,402	(55,095)	(258,784)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10 of our interim consolidated financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 41,656,998 common shares outstanding at July 30, 2020. If all of our options, restricted share units and performance share units (2,438,981), common share purchase warrants with a $9.025 exercise price (1,730,894) and common share purchase warrants with a US$0.90 exercise price (265,757), were exercised or were to vest, we would have 46,092,630 common shares outstanding.

Our 2019 annual report on Form 20-F is available on www.sedar.com.

Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2020 that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.